Algonquin Power & Utilities Corp. Announces CEO Update and 2024 First Quarter Financial Results
Chris Huskilson appointed Chief Executive Officer
OAKVILLE, Ontario - May 10, 2024 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) announced today that the Board of Directors has appointed Chris Huskilson as Chief Executive Officer with immediate effect. Mr. Huskilson, who has been Interim CEO since August 2023, will continue as a member of the Board. Mr. Huskilson’s CEO appointment has been made following a thorough search conducted by the Board with the support of a nationally recognized search firm.
Kenneth Moore, the Chair of the Board, said, “The Board is extremely pleased to have selected Chris based on the progress being made at this important time in the Company’s history. Chris has both a tremendous track-record and significant industry experience, making him well-suited to lead AQN as it continues its strategic transformation into a pure-play regulated utility. The Board and Chris continue to work on the longer term CEO succession plan.”
Mr. Huskilson said, “After serving as Interim CEO for the last nine months, I am more convinced than ever that we are on the right path. I see opportunity throughout the business to improve our consistency and profitability as we look to successfully execute on the sale of our renewables business and focus on our regulated utilities as a stand-alone business.”
First Quarter Financial Results
The Company also announced today financial results for the first quarter ended March 31, 2024. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“In the first quarter, we continued our efforts to simplify the business and transition towards a pure-play regulated strategy, which included successfully winding down our international non-regulated development activities and our North American development joint venture,” said Mr. Huskilson. "Our renewables results came in on target and we continue to make progress on the sale with an unchanged timetable. Although I am pleased to see growth in our Regulated Net Utility Sales and Divisional Operating Profit1, we have more work ahead to reduce our cost structure and focus on the Regulated Services Group as a standalone business.”
Mr. Huskilson continued, “It was also a busy quarter on the capital front, having closed approximately $2.3 billion in financing transactions. We appreciate investor confidence in the Company and the work we are doing to create long-term value for shareholders.”
•First Quarter Net Utility Sales and Net Energy Sales1 of $519.9 million, an increase of 6%;
•First Quarter Adjusted EBITDA1 of $344.3 million, an increase of 1%;
•First Quarter Adjusted Net Earnings1 of $95.6 million, a decrease of 20%; and
•First Quarter Adjusted Net Earnings1 per common share of $0.14, a decrease of 18%, in each case on a year-over-year basis.

All amounts in U.S. $ millions except per share information	Three months ended March 31
	2024	2023	Change
Revenue	$737.1	$778.6	(5)%
Regulated Services Group Revenue	636.6	688.2	(7)%
Renewable Energy Group Revenue	100.1	90.1	11%
Net earnings (loss) attributable to shareholders	(89.1)	270.1	(133)%
Per common share	(0.13)	0.39	(133)%
Cash provided by operating activities	130.7	34.2	282%
Adjusted Net Earnings[1]	95.6	119.9	(20)%
Per common share	0.14	0.17	(18)%
Adjusted EBITDA[1]	344.3	341.0	1%
Regulated Services Group Divisional Operating Profit[1]	257.0	245.7	5%
Renewable Energy Group Divisional Operating Profit[1]	86.3	95.2	(9)%
Adjusted Funds from Operations[1]	189.2	208.1	(9)%
Dividends per common share	0.1085	0.1085	—
Long-term Debt	9,089.7	7,849.0	16%
1 Please refer to "Non-GAAP Measures" below for further details.
First Quarter 2024 Highlights
•Regulated Divisional Operating Profit growth from new rate implementations and recovery of investments – The Regulated Services Group recorded year-over-year growth in Divisional Operating Profit of 5% (see “Non-GAAP Measures” below). This increase is primarily due to the implementation of new rates and recovery of investments made at the CalPeco, Empire Oklahoma, and Granite State Electric Systems, as well as improved wind production at Empire Electric.
•Update of new renewable energy facilities within the Renewable Energy Group – During the first quarter, the Company purchased the remaining 50% equity interest in the Sandy Ridge II Wind Facility.
•Over $2.3 billion of financing transactions closed, including successful remarketing of senior notes, underpins investor confidence in AQN – The first quarter of 2024 was busy on the financing front for AQN. Successful initiatives included:
◦Issuance of approximately $850.0 million of Senior Notes – On January 12, 2024, Liberty Utilities Co. completed an offering of $850.0 million of senior notes. Net proceeds of the offering were used to repay indebtedness.
▪Issuance of approximately $305.5 million of Securitized Utility Tariff Bonds – On January 30, 2024, Empire District Bondco, LLC completed an offering of approximately $305.5 million of securitized utility tariff bonds to recover previously incurred qualified extraordinary costs associated with the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. and energy transition costs related to the retirement of the Asbury generating plant.
▪Remarketing of 1.18% Senior Notes due 2026 – On March 28, 2024, the Company successfully remarketed its $1,150.0 million of previously-issued senior notes related to its green equity units. The proceeds from the remarketing were used, as an interim step prior to settlement of the purchase contracts issued as a component of the green equity units, to purchase a portfolio of treasury securities maturing on June 13, 2024, and funds generated upon maturity of the treasury portfolio are expected to be used on June 17, 2024 to settle the purchase contracts.
•Progress on business simplification strategy – During the first quarter, the Company continued to execute on its previously-stated goal of simplifying the overall business. These initiatives included purchasing the 50% interest previously owned by Ares in Liberty Development Energy Solutions B.V. and Liberty Development JV Inc., which the Company had used as its non-regulated development platform, selling its interest in three development solar assets in Spain to Atlantica Sustainable Infrastructure plc, and selling its 100% equity interest in the 74.9 MW thermal facility in Windsor Locks, Connecticut.
•Quarterly Adjusted Net Earnings per share growth offset by simplification and growth funding - For the quarter, the Company’s Adjusted Net Earnings per share were down $0.03 year over year, with growth in the Company’s regulated business offset by the winding down of the Company’s development joint venture, increased interest expense to support growth, and a resumption of tax credit recoveries to a more normalized run rate versus the same period in the prior year (see “Non-GAAP Measures” below).
AQN's unaudited interim consolidated financial statements for the three months ended March 31, 2024 and management discussion and analysis for the three months ended March 31, 2024 (the "Interim MD&A") will be available on its website at www.AlgonquinPower.com and in its corporate filings on SEDAR+ at www.sedarplus.com (for Canadian filings) and EDGAR at www.sec.gov/edgar (for U.S. filings).
Earnings Conference Call
AQN will hold an earnings conference call at 8:30 a.m. eastern time on Friday, May 10, 2024, hosted by Chief Executive Officer, Chris Huskilson, and Chief Financial Officer, Darren Myers.

Date:	Friday, May 10, 2024
Time:	8:30 a.m. ET
Conference Call:	Toll Free Dial-In Number	1 (800) 715-9871
	Toll Dial-In Number	1 (647) 932-3411
	Conference ID	2875788
Webcast:	https://edge.media-server.com/mmc/p/obfgqcep
Presentation also available at: www.algonquinpower.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $18 billion of total assets. AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. In addition, AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity. AQN's common shares, preferred shares, Series A, and preferred shares, Series D are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNB, and AQNU, respectively.

Visit AQN at www.algonquinpower.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Brian Chin
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “target” and “expects” (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding: long-term value creation for shareholders; the Company’s pursuit of a sale of its renewable energy business, including the timetable therefor; and the use of proceeds from financing activities. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. There can be no assurance that a sale regarding the Company’s renewable energy business will occur, or that any of the intended benefits and aims of any such transaction will be realized. Forward-looking statements contained herein are provided for the purposes of assisting in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future and such information may not be appropriate for other purposes. Material risk factors and assumptions include those set out in AQN's Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2023, and Interim MD&A, each of which is or will be available on SEDAR+ and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (or “Adjusted EBITDA”), “Adjusted Funds from Operations”, "Divisional Operating Profit", “Net Utility Sales” and “Net Energy Sales”, which are used in this news release, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures can be found in the section titled "Caution Concerning Non-GAAP Measures" in the Interim MD&A, which section is incorporated by reference into this news release, and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found below. In addition, “Adjusted Net Earnings” is presented in this news release on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Net earnings (loss) attributable to shareholders	$(89.1)	$270.1
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	9.4	14.4
Income tax expense (recovery)	(11.3)	24.7
Interest expense	102.5	81.9
Other net losses[1]	10.6	3.5
Unrealized loss on energy derivatives included in revenue	10.7	—
HLBV prior period adjustment within equity income	8.5	—
Pension and post-employment non-service costs	3.4	5.0
Change in value of investments carried at fair value[2]	158.3	(179.4)
Gain on derivative financial instruments	(0.1)	(2.2)
Loss on foreign exchange	11.9	1.4
Depreciation and amortization	129.5	121.6
Adjusted EBITDA	$344.3	$341.0

1	See Note 16 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended
	March 31
(all dollar amounts in $ millions except per share information)	2024	2023
Net earnings (loss) attributable to shareholders	$(89.1)	$270.1
Add (deduct):
Gain on derivative financial instruments	(0.1)	(2.2)
Other net losses[1]	10.6	3.5
Loss on foreign exchange	11.9	1.4
Unrealized loss on energy derivatives included in revenue	10.7	—
HLBV prior period adjustment within equity income	8.5	—
Change in value of investments carried at fair value[2]	158.3	(179.4)
Adjustment for taxes related to above	(15.2)	26.5
Adjusted Net Earnings	$95.6	$119.9
Adjusted Net Earnings per common share	$0.14	$0.17

1	See Note 16 in the unaudited interim condensed consolidated financial statements.
2	See Note 6 in the unaudited interim condensed consolidated financial statements.

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Cash provided by operating activities	$130.7	$34.2
Add (deduct):
Changes in non-cash operating items	54.5	164.8
Production based cash contributions from non-controlling interests	4.0	9.1
Adjusted Funds from Operations	$189.2	$208.1

Reconciliation of Net Utility Sales and Regulated Services Group Divisional Operating Profit to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Utility Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that these measures should not be construed as an alternative to revenue in accordance with U.S GAAP.
The following table shows the reconciliation of Net Utility Sales and Regulated Services Group Divisional Operating Profit to revenue:

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Revenue
Regulated electricity distribution	$305.9	$316.0
Less: Regulated electricity purchased	(97.9)	(125.6)
Net Utility Sales - electricity[1]	208.0	190.4
Regulated gas distribution	234.0	271.1
Less: Regulated gas purchased	(96.0)	(137.7)
Net Utility Sales - natural gas[1]	138.0	133.4
Regulated water reclamation and distribution	85.0	87.4
Less: Regulated water purchased	(3.9)	(3.8)
Net Utility Sales - water reclamation and distribution[1]	81.1	83.6
Other revenue[2]	11.7	13.6
Net Utility Sales[1,3]	438.8	421.0
Operating expenses	(207.5)	(196.9)
Income from long-term investments	7.9	10.3
HLBV[4]	17.8	11.3
Divisional Operating Profit[1,5]	$257.0	$245.7

1	See Caution Concerning Non-GAAP Measures.
2	See Note 18 in the unaudited interim condensed consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
Hypothetical Liquidation at Book Value ("HLBV") income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

5
This table contains a reconciliation of Divisional Operating Profit to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Reconciliation of Net Energy Sales and Renewable Energy Group Divisional Operating Profit to Revenue
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of Net Energy Sales and Renewable Energy Group Divisional Operating Profit to revenue:

	Three months ended
	March 31
(all dollar amounts in $ millions)	2024	2023
Revenue[1]
Hydro	$9.3	$8.2
Wind	63.7	56.1
Solar	5.7	5.3
Thermal	5.9	9.1
Total Non-Regulated Energy Sales	$84.6	$78.7
Less:
Cost of Sales - Energy[2]	(0.7)	(1.1)
Cost of Sales - Thermal	(2.8)	(6.7)
Net Energy Sales [3,4]	$81.1	$70.9
Renewable Energy Credits[5]	14.1	9.9
Other Revenue	1.4	1.5
Total Net Revenue	$96.6	$82.3
Expenses & Other Income
Operating expenses	(39.0)	(32.7)
Development costs	(8.6)	(4.0)
Other operating costs (previously referred to as administrative costs)	(6.0)	(3.7)
Dividend, interest, equity and other income[6]	20.5	29.7
HLBV income[7]	22.8	23.6
Divisional Operating Profit[3,8,9]	$86.3	$95.2

1
Many of the Renewable Energy Group’s power purchase agreements include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3	See Caution Concerning Non-GAAP Measures.
4
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, “Segmented information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

5	Qualifying renewable energy projects receive renewable energy credits ("RECs") for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
6
Includes dividends received from Atlantica and related parties (see Notes 6 and 13 in the unaudited interim condensed consolidated financial statements) as well as the equity investment in the Stella, Cranell, East Raymond and West Raymond Wind Facilities.

7
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities. Production tax credits ("PTCs") are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the three months ended March 31, 2024, the Renewable Energy Group's eligible facilities generated 1,199.9 GW-hrs representing approximately $33.6 million in PTCs earned as compared to 1,055.6 GW-hrs representing $29.6 million in PTCs earned during the same period in 2023. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company which has lowered its overall effective tax rate.

8	Certain prior year items have been reclassified to conform to current year presentation.
9
This table contains a reconciliation of Divisional Operating Profit to revenue for the Renewable Energy Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited interim condensed consolidated statement of operations and Note 18 in the unaudited interim condensed consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.